UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)


                       Robocom Systems International, Inc.
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                                (Name of Issuer)

                   Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   0007710621
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 21, 2005
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             (Date of Event which Requires Filing of This Statement)

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        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 0007710621            SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              252,600
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            252,600
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     252,600
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6 %
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP No. 0007710621           SCHEDULE 13D

Item 1.  Security and Issuer.

     This statement relates to the Common Stock $.01 par value ("Common Stock") of Robocom Systems Interational, Inc. (the "Issuer"). The Issuer's principal executive office is located at 17 Fairbanks Boulevard, Woodbury, New York 11797. The Issuer has previously reported that as of October 7, 2005, the Issuer had 4,540,984 shares of Common Stock issued and outstanding.


Item 2.  Identity and Background.

     (a) This Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     On October 24, 2005, Mr. Bronson using his own personal funds purchased 25,000 shares of Common Stock in an open market transaction at $0.637 per share for a total cost of approximately $15,925. On October 21, 2005, Mr. Bronson using his own personal funds purchased 10,000 shares of Common Stock in an open market transaction at $0.605 per share for a total cost of approximately $6,050.


Item 4.  Purpose of Transaction.

     Mr. Bronson acquired the shares of the Issuer for investment purposes. Mr. Bronson is attempting to engage the Issuer's management and certain shareholders of the Issuer in discussions regarding possible transactions with respect to the securities of the Issuer owned by such persons. Mr. Bronson has not reached an understanding or agreement with the Issuer's management and/or such shareholders. These discussions may result in the acquisition by Mr. Bronson of a controlling interest in the Issuer. If Mr. Bronson does reach an agreement or understanding with the Issuer's management and/or such shareholders, with respect to the securities of the Issuer, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

     Additionally, Mr. Bronson may, for his own account, (i) increase or decrease his beneficial ownership of Common Stock or other securities of the Issuer, (ii) sell all or part of his shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 252,600 shares of the Issuer's Common Stock, representing approximately 5.6% of the total shares of Common Stock issued and outstanding.

     (c) The following open market transactions were effected by Mr. Bronson during the past sixty (60) days or since the filing of his last Schedule 13D:

                                            Number of
Date              Type of Securities        Shares Purchased  Price per Share
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10-18-05          Common Stock              38,800            $0.567
10-3-05           Common Stock              54,900            $0.575
9-8-05            Common Stock              31,700            $0.5875
9-2-05            Common Stock              26,700            $0.595
8-29-05           Common Stock              65,500            $0.575

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


Item 7.  Material to be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2005



                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON



     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).